AECOM

555 South Flower Street, 37th Floor, Los Angeles, California 90071-2300

T 213.593.8000  F 213.593.8730  www.aecom.com

March 5, 2009

Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

1 Station Place, N.E., Stop 7010

Washington, DC 20549

Re:	AECOM Technology Corporation
Form 10-K/A for the Fiscal Year Ended September 30, 2008, filed January 23, 2009
Definitive Proxy Statement on Schedule 14A, filed January 23, 2009
File No. 000-52423

Dear Mr. O’Brien:

AECOM Technology Corporation (the “Company”) previously informed you that the Company would provide its responses to the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) concerning the above referenced filings on before March 6, 2009.  In a telephone conversation on March 4, 2009, the Company informed Tracey McKoy, Staff Accountant, that the Company will now provide its responses on or before March 27, 2009.

Should you have any questions or comments with respect to this filing, please contact me at (213) 593-8719 or eric.chen@aecom.com.

Sincerely,

/s/ Eric Chen

Eric Chen
Senior Vice President, Corporate Finance and General Counsel